SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G2266G102
(CUSIP Number of Class of Securities)

Koji Fusa, Chief Executive Officer
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4PS
44-20-7408-4710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$33,598,924.67	$4,327.54***

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 3,253,818 ordinary shares of Collabrium Japan Acquisition Corporation, no par value, at the tender offer price of $10.326 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

***	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,327.54
Filing Party: Collabrium Japan Acquisition Corporation
Form or Registration No.: Schedule TO
Date Filed: December 23, 2013

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”), filed on December 23, 2013 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and amended on January 2, 2014, by Collabrium Japan Acquisition Corporation, a British Virgin Islands business company with limited liability (“Collabrium” or the “Company”), in connection with the Company’s offer to purchase for cash up to 3,253,818 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.32619 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $33,599,542.89. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated December 23, 2013 (the “Offer to Purchase”), as supplemented by the Supplement to Offer to Purchase dated January 2, 2014 (the “Supplement”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Schedule TO, as supplemented and amended by this Amendment No. 2, is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Exchange Act. This Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO set forth below and the information previously incorporated by reference therein. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Supplement and the related Letter of Transmittal.

Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase and the Supplement.

Items 1-9 and 11.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offer expired at 11:59 p.m., New York City time, on Thursday, January 23, 2014. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the Expiration Date, a total of 1,770,937 Ordinary Shares were validly tendered and not properly withdrawn. As a result, all such Ordinary Shares validly tendered and not properly withdrawn were accepted for purchase. As such, the Company accepted for purchase 1,770,937 Ordinary Shares at a Share Purchase Price of $10.32619 per Ordinary Share for a total Share Purchase Price of  $18,287,031.94, excluding fees and expenses related to the Offer. Such Ordinary Shares represent approximately 31.6% of the Company’s issued and outstanding Public Shares as of January 23, 2014. Payment for Ordinary Shares accepted for purchase will be made promptly.

On January 24, 2014, the Company issued a press release announcing the final results of the Offer, as set forth above.  A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

The list of exhibits is hereby amended by adding the following:

Exhibit No.	Description

(a)(5)(B)*	Press Release, dated January 2, 2014.

*           Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Koji Fusa
Chief Executive Officer

Date: January 24, 2014

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(B)*	Press Release, dated January 24, 2014.

*           Filed herewith.